Exhibit 99.1

Obsidian Energy Announces Application for Listing on the NYSE American

and 2022 Guidance Release Webcast

CALGARY, January 13, 2022—OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce that the Company has applied for listing on the NYSE American. With an extensive U.S. shareholder base, we believe that, upon approval of our listing application on the NYSE American, this listing has the potential to improve liquidity by increasing investors’ ability to invest in Obsidian Energy.

“Our shareholders have expressed their desire for the Company to relist on a United States based exchange,” commented Stephen Loukas, Obsidian Energy’s Interim President and CEO. “We are happy that the market has started to recognize our track record of operational success and future prospects, allowing our share price to reach a sustainable level to support this listing. We look forward to better serving existing U.S. shareholders and welcoming new shareholders.”

Trading in the Company’s common shares on the OTC market exchange will be suspended upon approval for listing of our common shares by the NYSE American.

2022 GUIDANCE RELEASE WEBCAST

In association with our 2022 guidance release to be announced on January 24, 2022, our Interim President and CEO, Mr. Stephen Loukas and other members of management will host a webcast presentation online on Monday, January 24, 2022 at 9:30 a.m. Mountain Standard Time (11:30 a.m. Eastern Standard Time) (the “Presentation”).

The Presentation will be broadcast live on the Internet and may be accessed either through our website or directly at the webcast portal. Those who wish to listen to the Presentation via phone should connect five to 10 minutes prior to the scheduled start time through the following numbers:

Canada / USA:	1-800-319-4610 (toll-free)
Toronto:	1-416-915-3239
Calgary:	1-403-351-0324

A question and answer session will be held following the Presentation. If you wish to submit a question to the Company, participants can do so ahead of time after registering on the webcast portal on the Intranet or by emailing questions to investor.relations@obsidianenergy.com. The updated corporate presentation and Presentation will be available for replay following the webcast on our website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our belief in the impact the listing will have on the Company including accessibility and liquidity for our investors; the expected timing for when the suspension to our OTC listing will occur; and the time and date of our Presentation.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by the COVID-19 pandemic persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the OTCQX Market in the United States under the symbol “OBE” and “OBELF” respectively.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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